BlackRock 2022 Global Income Opportunity Trust

100 Bellevue Parkway

Wilmington, DE 19809

February 22, 2017

VIA EDGAR

Samantha Brutlag

Attorney

Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	BlackRock 2022 Global Income Opportunity Trust
(File Nos. 333-214922 and 811-23218)

Dear Ms. Brutlag:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BlackRock 2022 Global Income Opportunity Trust (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 12:00 pm, Washington, D.C. time, on Thursday, February 23, 2017, or as soon thereafter as reasonably practicable.

Very truly yours,

BLACKROCK 2022 GLOBAL INCOME OPPORTUNITY TRUST

By:	/s/ Janey Ahn
Name: Janey Ahn
Title: Secretary